

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

September 15, 2009

Mr. Peter Mark Smyth
Chief Executive Officer
CityView Corporation Limited
Level 9, 28 The Esplanade
Perth, Western Australia 6000

> **Re:** **CityView Corporation Limited**
> **Form 20-F for Fiscal Year Ended December 31, 2008**
> **Filed July 15, 2009**
> **File No. 0-28794**

Dear Mr. Smyth:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

Sincerely,

Karl Hiller
Branch Chief